Ramon Mendoza Reyes, P.Eng.
Vice President of Technical Services,
First Majestic Silver Corp.
925 West Georgia Street, Suite 1800
Vancouver, BC, Canada, V6C 3L2

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

I, Ramon Mendoza Reyes, P. Eng., of First Majestic Silver Corp. refer to (a) the news release (the “News Release”) of First Majestic Silver Corp. (the “Company”) dated December 20, 2017 relating to the Company’s Del Toro Silver Mine, La Parrilla Silver Mine and San Martin Silver Mine; and (b) the technical report titled “Del Toro Silver Mine, Chalchihuites, Zacatecas, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update” effective December 31, 2016 (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 - Standards of Disclosure for Mineral Projects, I do hereby consent to the public filing of the Technical Report by the Company and to any extracts from or a summary of the information in the Technical Report in the written disclosure contained in the News Release of the Company.

I certify that I have read the News Release that the Technical Report supports and that the disclosure in the News Release fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Dated this 20th day of December, 2017.

“signed and sealed”
Signature of Qualified Person

Ramon Mendoza Reyes, P.Eng.
Print name of Qualified Person

Andrew P. Hamilton, B.Sc., P.Geo.
Geologist Consultant
1339 East 18th Street
North Vancouver, BC, Canada, V7J 1M2

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

I, Andrew P. Hamilton, B.Sc., P.Geo., Geologist Consultant, refer to (a) the news release (the “News Release”) of First Majestic Silver Corp. (the “Company”) dated December 20, 2017 relating to the Company’s Del Toro Silver Mine, La Parrilla Silver Mine and San Martin Silver Mine; and (b) the technical report titled “Del Toro Silver Mine, Chalchihuites, Zacatecas, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update” effective December 31, 2016 (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 - Standards of Disclosure for Mineral Projects, I do hereby consent to the public filing of the Technical Report by the Company and to any extracts from or a summary of the information in the Technical Report in the written disclosure contained in the News Release of the Company.

I certify that I have read the News Release that the Technical Report supports and that the disclosure in the News Release fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Dated this 20th day of December, 2017.

“signed and sealed”
Signature of Qualified Person

Andrew P. Hamilton, B.Sc., P.Geo.
Print name of Qualified Person

Jesus M. Velador Beltran, MMSA QP Geology
Director of Exploration,
First Majestic Silver Corp.
Fanny Anitua 2700, Col. Los Angeles
Durango, Dgo. Mexico, 34076

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

I, Jesus M. Velador Beltran, MMSA QP Geology, of First Majestic Silver Corp. refer to (a) the news release (the “News Release”) of First Majestic Silver Corp. (the “Company”) dated December 20, 2017 relating to the Company’s Del Toro Silver Mine, La Parrilla Silver Mine and San Martin Silver Mine; and (b) the technical report titled “Del Toro Silver Mine, Chalchihuites, Zacatecas, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update” effective December 31, 2016 (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 - Standards of Disclosure for Mineral Projects, I do hereby consent to the public filing of the Technical Report by the Company and to any extracts from or a summary of the information in the Technical Report in the written disclosure contained in the News Release of the Company.

I certify that I have read the News Release that the Technical Report supports and that the disclosure in the News Release fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Dated this 20th day of December, 2017.

“signed and sealed”
Signature of Qualified Person

Jesus M. Velador Beltran, MMSA QP Geology
Print name of Qualified Person